Exhibit 21.1
LIST OF SUBSIDIARIES OF THE REGISTRANT

Name	State of Other Jurisdiction of Incorporation or Organization
Desert Newco, LLC	Delaware
Go Daddy Operating Company, LLC	Delaware
GoDaddy.com, LLC	Delaware
Wild West Domains, LLC	Delaware
Media Temple, Inc.	California